Exhibit 12

CNF INC.
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
Year Ended December 31,

(Dollars in thousands)

	2004		2003		2002		2001		2000
Fixed Charges:
Interest expense	$39,695		$29,597		$22,825		$27,009		$29,967
Capitalized interest	173		241		455		864		3,082
Amortization of debt expense	3,952		1,118		1,114		857		837
Dividend requirement on Series B Preferred Stock (1)	9,797		10,072		10,331		10,606		10,808
Interest component of rental expense (2)	6,590		8,976		8,974		12,675		9,830

Fixed Charges	$60,207		$50,004		$43,699		$52,011		$54,524

Earnings (Loss):
Income (Loss) from continuing operations before taxes (3)	$246,823		$197,517		$152,328		$85,007		$212,054
(Income) Loss from equity-method investment	(18,253)		(20,718)		(18,188)		9,415		560

	228,570		176,799		134,140		94,422		212,614
Fixed charges	60,207		50,004		43,699		52,011		54,524
Capitalized interest	(173)		(241)		(455)		(864)		(3,082)
Preferred dividend requirements (4)	(9,797)		(10,072)		(10,331)		(10,606)		(10,808)

	$278,807		$216,490		$167,053		$134,963		$253,248

Ratio	4.6	x	4.3	x	3.8	x	2.6	x	4.6	x

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the CNF’s Thrift and Stock Plan.

(2)	Estimate of the interest portion of lease payments.

(3)	For the year ended December 31, 2001, Menlo Worldwide Logistics results included a $47.5 million loss from the business failure of a customer.

(4)	Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.